EXHIBIT (12)
The Procter & Gamble Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years ended June 30
Amounts in millions	2016	2015	2014	2013	2012
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$13,356	$11,009	$13,492	$13,499	$11,970
Fixed charges (excluding capitalized interest)	778	842	928	900	1,000
TOTAL EARNINGS, AS DEFINED	$14,134	$11,851	$14,420	$14,399	$12,970

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$634	$693	$789	$755	$844
1/3 of rental expense	144	166	174	171	176
TOTAL FIXED CHARGES, AS DEFINED	$778	$859	$963	$926	$1,020

RATIO OF EARNINGS TO FIXED CHARGES	18.2x	13.8x	15.0x	15.5x	12.7x